SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 GRG/GRGS Av. Graça Aranha, nº 26, 4th floor. 20030-900 Rio de Janeiro - RJ RCA 1036, of 10.24.2024 DEL-184 of 10.15.2024

CERTIFICATE

MINUTES OF THE THOUSAND AND THIRTY-NINTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 3330034676-7/CNPJ n.º 00001180/0001-26

On November 22, 2024, at 8:00 a.m., the Board of Directors of Centrais Elétricas Brasileiras S.A. – ELETROBRAS (“Company”) met at the Caesar Busines Belvedere hotel, located at Rodovia Stael Mary Bicalho Motta Magalhães, 421 - Belo Horizonte - MG, as called by the Chairman of the Board of Directors, by means of electronic correspondence, pursuant to article 25, §4, of the Company's Bylaws. The Chairman of the Board, Mr. VICENTE FALCONI CAMPOS (VFC), took over the presidency of the proceedings, and the following Board Members were also present: ANA SILVIA CORSO MATTE (ASM), FELIPE VILLELA DIAS (FVD), DANIEL ALVES FERREIRA (DAF), IVAN DE SOUZA MONTEIRO (ISM), MARCELO DE SIQUEIRA FREITAS (MSF), MARCELO GASPARINO DA SILVA (MGS), MARISETE FÁTIMA DADALD PEREIRA (MFP) and PEDRO BATISTA DE LIMA FILHO (PBL). There were no absences.

Resolutions: DEL-190/2024. Review of the Internal Regulations of the Board of Directors. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the exercise of its powers, based on the favorable opinion issued by the Personnel Committee at its 74th meeting held on 11/21/2024, DECIDES.

1.	Approve the new Internal Regulations of the Board of Directors.
2.	Repeal all provisions to the contrary.

Deliberative quorum: Unanimously, the favorable statement of the CPES was recorded.

DEL-191/2024. Credit rollover of CGT Eletrosul operation 4131. RES 555, dated 11/11/2024. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the exercise of its powers, embodied in a deliberative proposal and decision of the Executive Board, in the supporting material and documents below, and based on the favorable opinion issued by the Strategy Committee at its 86th meeting held on 11/21/2024, DECIDES:

1.	Approve the raising of funds of up to R$1 billion by CGT Eletrosul according to the following indicative conditions:

Contractor	CGT Eletrosul
Volume*	up to R$ 1 Billion
Term	up to 2 years
Type	Bank and/or Market Credit Instruments, as long as they are kept on the Balance Sheet by a Financial/Banking Institution
Guarantee	Corporate guarantee from Eletrobras

* More than one transaction may be concluded with different financial institutions, provided that the aggregate total complies with the Volume established in this table

2. Approve the granting of surety bonds by Eletrobras for the fundraising to be contracted by CGT Eletrosul, under the terms described in item 1.

3. Delegate powers to the Vice-Presidency of Finance and Investor Relations of Eletrobras to take all measures for the formalization, contracting and operationalization of the fundraising described in item 1, including the definition of the Financial Institution, approval of main and accessory contractual instruments, volume and term, considering the optimization of allocation in line with quotations and market momentum, within the approved limits.

2 GRG/GRGS Av. Graça Aranha, nº 26, 4th floor. 20030-900 Rio de Janeiro - RJ RCA 1036, of 10.24.2024 DEL-184 of 10.15.2024

4. Approve the issuance of an Extract of the minutes of the RCA for registration purposes with the Commercial Registry, if applicable

Deliberative quorum: Unanimous, in accordance with the proposal presented by the Executive Board (RES 555, dated 11/11/2024), with the favorable opinion of the CEST being recorded.

DEL-192/2024. Signing of a resource concession agreement – CGT Eletrosul. RES 556, dated 11/11/2024. The Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras, in the exercise of its powers, embodied in a deliberative proposal and decision of the Executive Board, in the supporting material and documents below, and based on the favorable opinion issued by the Strategy Committee at its 86th meeting held on 11/21/2024, DECIDES:

1. Approve the granting of resources in the amount of up to R$400 million from the Holding to the subsidiary CGT Eletrosul, in compliance with the conditions approved by ANEEL in Order No. 2,816, of September 17, 2024.

2. Approve the signing of the “AGREEMENT FOR THE GRANTING OF FINANCING TO A RELATED PARTY”, attached to RES 556, of November 11, 2024, in order to enable the transfer of resources from the Holding to the subsidiary CGT Eletrosul.

3. Delegate to the Vice-Presidency of Finance and Investor Relations - VFR the definition of the final amounts to be granted, as well as the type of instrument that should be used, whether through the execution of a loan agreement or through the issuance of intercompany debentures.

4. Delegate to the Vice-Presidency of Finance and Investor Relations – VFR the approval of the signing of the chosen contract.

Deliberative quorum: Unanimous, considering the proposal presented by the Executive Board (RES 556, dated 11/6/2024), with the favorable opinion of CEST recorded.

Closing and preparation of the minutes certificate: It is hereby recorded that the material relevant to the items discussed at this meeting is archived at the Company's headquarters. There being no further matters to be discussed regarding DELs-190, 191 and 192/2024, the Chairman VFC declared the proceedings closed and instructed the Secretary of Governance to draw up and sign this Certificate. The other deliberations made at this meeting were omitted from this certificate, since they concern interests that are merely internal to the Company, a legitimate precaution, supported by the Administration's duty of confidentiality, according to the "caput" of article 155 of the Corporations Law, and are therefore outside the scope of the rule contained in § 1º of article 142 of the aforementioned Law. Present were Messrs. VICENTE FALCONI CAMPOS (VFC), also present were the Board Members ANA SILVIA CORSO MATTE (ASM), FELIPE VILLELA DIAS (FVD), DANIEL ALVES FERREIRA (DAF), IVAN DE SOUZA MONTEIRO (ISM),

MARCELO DE SIQUEIRA FREITAS (MSF), MARCELO GASPARINO DA SILVA (MGS), MARISETE FÁTIMA DADALD PEREIRA (MFP) and PEDRO BATISTA DE LIMA FILHO (PBL).

Rio de Janeiro, December 03, 2024.

FERNANDO KHOURY FRANCISCO JUNIOR

Secretary of Governance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.